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                     January 26, 2022

       Michael J. Fiddelke
       Executive Vice President and Chief Financial Officer
       Target Corporation
       1000 Nicollet Mall
       Minneapolis, MN 55403

                                                        Re: Target Corporation
                                                            Form 10-K for
Fiscal Year Ended January 30, 2021
                                                            File No. 001-06049

       Dear Mr. Fiddelke:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services